Exhibit 99.1

Aurora Mobile Updates the Status under Holding Foreign Companies Accountable Act

Shenzhen, April 22, 2022—Aurora Mobile Limited (NASDAQ: JG) (“Aurora Mobile” or the “Company”), a leading mobile developer service provider in China, today updates its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On April 21, 2022, in connection with its implementation of the HFCAA, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the SEC on April 14, 2022.

The Company understands the SEC made such identification pursuant to the HFCAA, which states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (the “PCAOB”), for three consecutive years beginning in 2021, the SEC shall prohibit its shares or American depositary shares (the “ADSs”) from being traded on a national securities exchange or in the over-the-counter trading market in the U. S. The Company has previously disclosed that its independent auditor, the independent registered public accounting firm that issued the audit report included in its 2021 Form 20-F, is not currently subject to inspection by the PCAOB, hence the identification by the PCAOB is expected.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the U.S., and strive to maintain its listing status on Nasdaq.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and app traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, and financial risk management, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit https://ir.jiguang.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

For general inquiry, please contact:

Aurora Mobile Limited

E-mail: ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com